UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No __)*

TRANS-INDIA ACQUISITION CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

893237206

(CUSIP Number)

February 14, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.: 893237206	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HSBC Global Investment Funds

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 0 SHARED VOTING POWER 700,000 shares SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER See Row 6 above.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Approximately 5.51% as of the date of this filing

12	TYPE OF REPORTING PERSON* Societe d'Investment a Capital Variable (Investment company of variable capital)

SCHEDULE 13G

CUSIP No.: 893237206	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Halbis Capital Management (Hong Kong) LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 0 SHARED VOTING POWER 700,000 shares SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER See Row 6 above.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Approximately 5.2% as of the date of this filing

12	TYPE OF REPORTING PERSON* Hong Kong Limited Company acting as discretionary investment manager

Item 1(a).	Name of Issuer: Trans-India Acquisition Corp.
Item 1(b).	Address of Issuer's Principal Executive Offices: 300 South Wacker Drive, Suite 100 Chicato, Illinois 60606

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office

Item 2(c).	Citizenship

HSBC Global Investment Funds
40, avenue Monterey
L-2163 Luxembourg
Grand Duchy of Luxembourg
Societe d’Investment a Capital Variable (Investment company of variable capital)

Halbis Capital Management (Hong Kong) LTD
HSBC Main Building
1 Queen’s Road Central
Hong Kong
Hong Kong Limited Company acting as investment manager

Item 2(d).	Title of Class of Securities: Common Stock, no par value.

Item 2(e).	CUSIP Number: 893237206

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the Person Filing is a:

(a)	|_| Broker or dealer registered under section 15 of the Exchange Act.

(b)	|_| Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	|_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	|_| Investment company registered under section 8 of the Investment Company Act.

(e)	|_| An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E); (1)

(f)	|_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	|_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	|_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	|_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	|_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4.	Ownership. HSBC Global Investment Funds. Halbis Capital Management (Hong Kong) LTD is deemed to beneficially own the shares in its capacity as investment adviser to HSBC Global Investment Funds.

(a)	Amount beneficially owned: 700,000 shares

(b)	Percent of Class: Approximately 5.51% as of the date of this filing

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: See Item 4(a) above.

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: See Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

Item 9.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.	Certification:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 20th day of March, 2007

HSBC GLOBAL INVESTMENT FUNDS By: /s/ DIDIER DELEAGE Title: Director By: /s/ SYLVIE VIGNEAUX Title: Director	HALBIS CAPITAL MANAGEMENT (HONG KONG) LTD By: /s/ CECILIA CHAN Title: Director